UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CELLADON CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15117E107

(CUSIP Number)

December 14, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page (however, see the Notes).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 15117E107

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,399,991
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,399,991
9	Aggregate amount beneficially owned by each reporting person. 1,399,991
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person OO

*	Based on 23,916,021 shares of common stock reported to be outstanding as of October 31, 2015 by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 15117E107

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,399,991
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,399,991
9	Aggregate amount beneficially owned by each reporting person. 1,399,991
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person CO

*	Based on 23,916,021 shares of common stock reported to be outstanding as of October 31, 2015 by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 15117E107

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,399,991
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,399,991
9	Aggregate amount beneficially owned by each reporting person. 1,399,991
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person IN

*	Based on 23,916,021 shares of common stock reported to be outstanding as of October 31, 2015 by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

Item 1(a).	Name of Issuer:

Celladon Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11988 El Camino Real, Suite 650

San Diego, CA 92130

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect owner and controls Boxer Management.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. The principal business address of both Boxer Management and Joe Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

15117E107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 1,399,991* shares of Common Stock.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 5.9%* of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared voting power with respect to the 1,399,991* shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared dispositive power with respect to the 1,399,991* shares of Common Stock they beneficially own.

*	The Reporting Persons may be deemed to beneficially own 1,399,991 shares of Common Stock, which represent approximately 5.9% of the Issuer’s outstanding shares of Common Stock (based on 23,916,021 shares of Common Stock reported to be outstanding as of October 31, 2015 by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015). Boxer Management and Joe Lewis each have shared voting and dispositive power with regard to the shares of Common Stock owned directly by Boxer Capital.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Boxer Capital. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

BOXER CAPITAL, LLC

By:	/s/ Aaron Davis
Name:	Aaron Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually